April 29, 2025

Amy A. Campbell
Chief Financial Officer
REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, WI 53005

       Re: REV Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2024
           File No. 001-37999
Dear Amy A. Campbell:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing